Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

July 25, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
1,156	6/28/2013	485BXT	0001137360-13-000396
1,122	6/7/2013	485BXT	0001137360-13-000331
1,096	5/10/2013	485BXT	0001137360-13-000280
1,068	4/12/2013	485BXT	0001137360-13-000229
1,038	3/15/2013	485BXT	0001137360-13-000177
1,007	2/15/2013	485BXT	0001137360-13-000121
970	1/18/2013	485BXT	0001137360-13-000046
938	12/20/2012	485BXT	0001137360-12-000678
911	11/20/2012	485BXT	0001137360-12-000623
825	9/6/2012	485APOS	0000930413-12-005128

The Amendments relate to Market Vectors Emerging Markets USD Aggregate Bond ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon
Jonathan R. Simon
Vice President and Assistant Secretary